UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quick-Med Technologies, Inc.
File No. 0-27545 CF# 22190

_____

      Quick-Med Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on May 21, 2008.

      Based on representations by Quick-Med Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.1   until December 31, 2010

      For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

                    Christian Windsor
                    Special Counsel